October 2, 2018

Alberto Zapata

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-8629

Re:	Securian Funds Trust	SENT VIA EDGAR
Form N-14 Initial Filing
File Nos. 002-96990 (1933 Act), 811-04279 (1940 Act)
Filing Date: August 30, 2018

Dear Mr. Zapata:

Thank you for the opportunity to respond to the Staff’s comments, provided via telephone on September 25, 2018, regarding the above-listed registration statement filed by Securian Funds Trust (“SFT”) to facilitate the reorganization of the SFT Mortgage Securities Fund (“Acquired Fund”) into the SFT Core Bond Fund (“Acquiring Fund”).  Each of the Staff’s comments is set forth below, followed by SFT’s response.

The following revisions will be incorporated into the above-referenced registration statement once SFT receives Staff approval to do so:

GENERAL COMMENTS

1.              Comment — Facing Sheet:  Please reference the Acquiring Fund in the title of securities that are being registered.

Response:

SFT will revise the Facing Sheet consistent with the Staff’s comment.

2.              Comment — Portfolio Realignment Discussion:  Please include information regarding the Acquired Fund portfolio realignment in the Q&A section.

Response:

In response to the Staff’s comment, SFT will include the following (or similar) language in the Q&A section of the N-14:  Overall, approximately 50% of the Acquired Fund’s portfolio will be sold to complete the reorganization.  The Manager currently anticipates approximately 80% of the mortgage-backed securities held in the Acquired Fund will be sold and mortgage-backed securities currently account for approximately 62% of the assets in the Acquired Fund.  The Manager also anticipates only a de minimis portion (i.e. 5% or less) of the Acquired Fund’s remaining securities will be sold to complete the reorganization. The cost to realign the portfolio is estimated to be less than $10,000, or less than 1 basis point for the Acquired Fund.

3.              Comment — Comparison of Acquired Fund and Acquiring Fund:  Please provide additional comparison and analysis information for the Acquired and Acquiring Fund in the “Comparison of Acquired Fund and Acquiring Fund” section and/or related sections.

Response:

In response to the Staff’s comment, SFT will include additional narrative and tabular discussions of the differences and similarities between the Funds.  This will include a comparison of investment objectives, principal investment strategies, investment restrictions and principal risks.  In addition, the below information is representative of the type of narrative of investment policies SFT will add to the N-14:

The investment objectives of the Funds are generally different.  The Acquired Fund seeks a high level of current income consistent with prudent investment risk while the Acquiring Fund seeks as high a level of long-term rate of return as is consistent with prudent investment risk.  The Acquiring Fund also seeks preservation of capital as a secondary objective.

The Funds have similar investment strategies to achieve their investment objectives in that they both invest a large portion of their assets in investment-grade debt securities. The Acquired Fund normally invests 80% of its assets in mortgage related securities while the Acquiring Fund normally invests 80% of its assets in bonds and mortgage-backed securities.  Both Funds also invest in government and non-government securities and may also invest in securities whose disposition is restricted under the federal securities laws. The Acquired Fund generally holds a higher concentration of securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities (e.g., securities issued by Ginnie Mae, Fannie Mae, or Freddie Mac) than the Acquiring Fund.  Both the Acquired and Acquiring Fund may invest up to 10% of their assets in debt securities that are rated below investment-grade (i.e., below BBB- or Baa3 by S&P or Moody’s, respectively); however, historically, neither Fund has invested in securities that are rated below investment-grade and the Acquiring Fund has no present intention to do so.

If shareholders of the Acquired Fund approve the Reorganization, they will be subject to the investment objectives and principal investment strategies of the Acquiring Fund.

4.              Comment — Presentation of Investment Strategies Comparison:  Consider providing a comparison table for the investment strategies of the Acquired and Acquiring Fund.

Response:

SFT will include an investment strategies illustration consistent with the Staff’s comments.

5.              Comment — Acquiring Fund Investment Policy:  In the Acquiring Fund section of the N-14, please indicate whether the Acquiring Fund can invest in securities that are below investment grade securities and, if so, any limitation on such investing.

Response:

Both the Acquired and Acquiring Fund can invest in debt securities that are below investment grade.

In response to the Staff’s comment, SFT will include the following (or similar) language in the Investment Policy section of the N-14: Both the Acquired and Acquiring Fund may invest up to 10% of their assets in debt securities that are rated below investment-grade (i.e., below BBB- or Baa3 by S&P or Moody’s, respectively); however, historically, neither Fund has invested in securities that are rated below investment-grade and the Acquiring Fund has no present intention to do so.

6.              Comment — Comparison of Investment Policies Section:  Please consider including additional information (e.g., side-by-side comparison) regarding the investment policies of the Acquired and Acquiring Fund.

Response:

SFT will revise the Investment Policies section consistent with the Staff’s comments.

7.              Comment — Risk Factors Section:  Please consider adding a narrative discussion comparing the risks of the Acquired and Acquiring Fund.

Response:

The N-14 currently includes a side-by-side illustration identifying the principal risks for the Acquired and Acquiring Fund.  In response to the Staff’s comment, SFT will provide additional description of the principal risks in the side-by-side illustration.

Furthermore, SFT will include the following (or similar) information in the Principal Risk Factors section of the N-14:  An investment in the Acquired Fund involves similar principal risks as an investment in the Acquiring Fund. However, as previously described, the Acquired Fund invests significantly in mortgage-related assets, and thus, is subject to concentration risk as a principal risk.  The Acquired Fund also presents government securities risk and REIT risk as principal risks, which are not present in the Acquiring Fund.  All of the other principal risks are applicable to both Funds.

8.              Comment — Annual Fund Operating Expense Table:  Please include information as of June 30, 2018, in the Annual Fund Operating Expense Table.

Response:

SFT will revise the table consistent with the Staff’s comment.

9.              Comment — Expense Example Table:  Please include information as of June 30, 2018, in the Expense Example table.

Response:

SFT will revise the table consistent with the Staff’s comment.

10.       Comment — Waiver of Expenses:  Please confirm whether a waiver is applicable to the information presented in the Expense Example Table.

Response:

SFT confirms that the Acquired and Acquiring Fund are not subject to a fee waiver.

11.       Comment — Terms of Reorganization-Portfolio Realignment:  Please add a discussion regarding portfolio realignment for the Acquired Fund.

Response:

In response to the Staff’s comment, SFT will include the following (or similar) language in the Term of Reorganization section of the N-14:  Overall, approximately 50% of the Acquired Fund’s portfolio will be sold to complete the reorganization.  The Manager currently anticipates approximately 80% of the mortgage-backed securities held in the Acquired Fund will be sold and mortgage-backed securities currently account for approximately 62% of the assets in the Acquired Fund.  The Manager also anticipates only a de minimis portion (i.e. 5% or less) of the Acquired Fund’s remaining securities will be sold to complete the reorganization. The cost to realign the portfolio is estimated to be less than $10,000, or less than 1 basis point for the Acquired Fund.

12.       Comment — Reorganization Costs — Portfolio Realignment:  Please include cost information for portfolio realignment in the Costs paragraph, including an estimate of the amount allocated to the Acquired Fund.

Response:

In response to the Staff’s comment, SFT will include the following (or similar) language in the Costs paragraph on page 16 of the N-14:  The cost to realign the portfolio is estimated to be less than $10,000, or less than 1 basis point for the Acquired Fund.

13.       Comment — Proxy Voting Policies:  Please include a discussion regarding the policies for abstention voting and broker non-voting under applicable state law and governing documents for SFT.

Response:

In response to the Staff’s comment regarding abstention voting, SFT will include the following (or similar) language to the Proxy Voting section of the N-14:

Shareholders of the Acquired Fund are entitled to one vote for each full share held and are entitled to fractional votes for fractional shares.  Votes may be cast for, against or abstain.  A voting instruction to abstain will result in a vote for the respective shares to be excluded from the vote. If you execute and return your voting instruction form, but do not provide voting instructions, Securian will vote the shares underlying your Contract in favor of the proposal described above. Securian will vote any shares for which it does not receive a voting instruction form in proportionately the same manner as shares for which it has received voting instructions. Securian will not require voting instructions for a minimum number of shares, and therefore a small number of Contract Owners could determine the outcome of any proposal.

In response to the Staff’s comment regarding broker non-voting, we do not believe such comments are applicable to SFT as the shares of its portfolios are held by insurance company separate accounts and are only available as investment options to owners of variable annuity and variable life contracts.  It seems that a discussion of broker non-voting and related proxy policies would be applicable to retail mutual funds; consequently, adding such language to the SFT N-14 would potentially cause confusion for owners.

Please direct additional questions or comments to me at (651) 665-4145 or david.dimitri@securian.com.

Very truly yours,

/s/ David M. Dimitri

David M. Dimitri
Assistant General Counsel